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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Givaudan SA

*CURRENT ADDRESS Chemin de la Parfumerie 5
CH - 1214 Vernier Switzerland

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 5087 FISCAL YEAR 12/31/03

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82-5087

Givaudan

Annual Report 2000

ARS
12-31-00

Creating
Sensory
Advantage

Fragrances and...



The bookmark is deliciously scented with pear and chocolate, the base notes of a new hit perfume from Givaudan.

Pear and Chocolate



Key Figures[1]

in millions of Swiss francs	**2000**	**1999**	**% Change**
Sales	2,356	2,231	6
Operating profit	427	389	10
Operating profit margin	18.1%	17.4%	
Net income	265	232	14
EBITDA [2]	567	516	10
Earnings per share – basic and diluted (CHF) [3]	30.95	26.90	
Total assets	4,114	3,557	
Total liabilities	1,432	981	
Total equity and minority interest	2,682	2,576	
Number of employees	5,075	4,907	

1) On 8 June 2000, the Fragrance and Flavour Division of the Roche Group was spun off as an independent company under the name of Givaudan. The income statement related figures shown in the table above are derived from the unaudited Pro forma Condensed Consolidated Income Statement as if the spin-off had occurred on 1 January 1999.

*2) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

3) The earnings per share reflect a share capital of 8,625,627 shares after the share split and the capital increase (see Note 20 of the notes to the Consolidated Financial Statements).

Sales by Division

Sales Flavours

CHF 1,233 million

+9% in Swiss francs

0% in local currencies



52%
48%

Sales Fragrances

CHF 1,123 million

+3% in Swiss francs

-2% in local currencies

Total sales

CHF 2,356 million

+6% in Swiss francs

-1% in local currencies

Table of Contents

Queen of the Night



The cactus species - Selenicereus grandiflorus - is native to Central America, and is widely known as "Queen of the Night". It is often considered one of the great wonders of nature and develops amazingly beautiful flowers, giving off a warm, rich, full scent, dominated by vanilla notes with nutty undertones. The flowers begin to open after sunset, reach their peak between 11pm and midnight and have already withered by dawn.

Letter from the Chairman



Givaudan, whose shares have been listed on the Swiss stock exchange since 8 June 2000, looks back on seven months as an independent public company. When the spin-off from Roche took place, every holder of Roche bearer shares and non-voting equity securities received as a special dividend one Givaudan share for each Roche security. As it is usually the case in spin-offs, there were heavy and immediate sales by investors more specifically in target sectors such as the pharmaceutical and health care industries. The depreciation of shares that resulted from this sector allocation effect lasted until the third week of November, when the share price reached its lowest level. In less than six months, more than 50% of all shares changed hands, dragging the price down by almost 20% from its trading level of CHF 510, which was the going rate on the first day. By year-end, the share price (CHF 428.50) had recovered somewhat but still remained 16% below the opening day.

A second factor that accounted for the compression in Givaudan's share price during the year 2000 was stagnating sales in local currencies, and this despite very good profit results. Over the past year, Givaudan has had considerable success at pursuing its declared goal of improving its operating margins by concentrating on a limited number of large customers, but improved operating margins came at the expense of temporarily stagnating sales. For the future a growth strategy has been defined that includes very promising projects. The two main factors that influenced Givaudan's share price performance in its first half year of independence should not be present in the year 2001. I have confidence in our new long-term strategy and initiatives, as well as in the talent assigned to implement them.

Givaudan started its independence with a healthy balance sheet, a strong liquidity position, a longstanding good relationship with a world-wide customer base and with a motivated staff led by a truly international and experienced management team. The company is a leading player in an industry where value is created through a unique blend of science, technology and art. Givaudan's success depends on technological and creative leadership in fragrances and flavours that provide its global customer base with innovative concepts for new product solutions. During the year 2000, Givaudan's scientific and technological bases have been further strengthened through the new flavour research centre in Cincinnati (Ohio, USA) and an increased flow of innovation from its fragrance research centre in Dübendorf (Switzerland).

The key ingredients in year 2000's net profit of CHF 265 million, which constitutes a growth of 14% compared with 1999, were Givaudan's rich asset base and motivated people. Year 2000 was a year of great challenge particularly for the management team, which had to handle the spin-off in addition to its daily work. In a very short period numerous corporate functions were created, built up, and/or unbundled from the former parent company. A new employee incentive plan was developed that includes performance-based variable pay. Also, for our key staff, long-term incentives were implemented to ensure their interests were in line with those of our shareholders. I would like to take this opportunity to thank the dedicated employees of Givaudan for all their enthusiastic support and hard work.

Shortly after the spin-off, the new Board of Directors defined its tasks under generally accepted Good Corporate Governance rules. Special duties were delegated to committees such as the Audit Committee, the Remuneration Committee, the Strategy Committee and the Finance Committee. In addition, a Safety and Environment Committee was created which is headed by the CEO. Clear company guidelines rule the principles, the organisation and the business processes of Givaudan.

Due to Givaudan's unique skill base, its state-of-the-art operating assets and its strong financial position, the company is well positioned for future growth in sales and profitability. Givaudan will actively explore new markets and leverage the company's skill-base for novel applications and product ideas. The company has a proven track record for successfully integrating acquisitions, and, as interesting new opportunities arise, Givaudan will use this knowledge, along with its exceptional cash generating capacity, to participate selectively in the ongoing industry consolidation. Barring extraordinary events we expect a good overall result in 2001.

Dr Henri B. Meier
Chairman

Letter from the CEO



The year 2000 has been eventful and challenging for Givaudan, with all the preparation work for the spin-off from Roche and the seven months that followed as an independent company. While sales in local currencies remained flat due to the high focus on a limited number of key accounts coupled with slower demand by some key customers in the mature markets, Givaudan increased sales in Swiss francs by 6% and managed to further improve gross and net margins.

Asia Pacific, and parts of Europe and Latin America were the main growth drivers during the past twelve months. The market situation was more difficult in North America and most Western European countries with the exception of Fine Fragrance sales, which showed a very positive development also in these mature markets. In the Fragrance Consumer Products segment and in the Flavour Division, new product wins in the North American and European markets have so far not yet substantially impacted sales in local currencies, but show promising opportunities for next year.

Compared to 1999, the gross profit margin rose by 0.3 percentage points to 48.0%. This was essentially due to further efficiency improvements, which were made through Givaudan's initiatives to shift towards global raw material purchasing and long-term supply chain improvements, as well as the continued streamlining of its production base.
In 2000, major investment projects were completed, thus strengthening our presence in the Asian markets, vital for future sales growth as well as gaining economies of scale in North America. A new state-of-the art fragrance compounding centre in Mount Olive (New Jersey, USA) was opened in April, followed by the inauguration of the new flavour research centre in Cincinnati (Ohio, USA). In August, the new combined fragrance and flavour compounding facility in Jigani (India) started its production. At the same time a new fragrance creative centre in Bangalore (India) was opened. In October, we inaugurated the second phase of our manufacturing plant and creative centre in Shanghai (China) for both Flavours and Fragrances.

Marketing, development and distribution costs increased by 11% to CHF 538 million, as we significantly strengthened our position to serve the growing customer base in emerging markets as well as to enter into new market segments such as the fragrance speciality retail business and fragrance and flavour delivery systems for novel applications. Our efforts resulted in a number of interesting new wins and access to core listings in Fragrances, which will bear fruit in the coming year. In the third quarter, the Fragrance Ingredients business unit launched its Internet site, an important pillar of our company-wide ongoing e-business projects.

In 2000, we reinforced the R&D function in both divisions, as we believe innovation in product applications will be the basis for our long-term success. The new flavour research centre in Cincinnati (Ohio, USA), which supports the regional development centres, has already produced promising leads for new flavour ingredients of natural origin and has gained new insights in the flavour matrix interaction with different food bases.
Two new patented molecules, which were developed in the fragrance research centre of Dübendorf (Switzerland), were introduced to enhance the creative portfolio of our perfumers. Our collaboration with the research department of Roche in the area of olfactory receptor genes produced its first promising results. Both research centres focused on new delivery systems for new product applications, including the delivery of scents through devices, capitalising on our know-how gained in the development of novel creation tools.

Thanks to all the improvements achieved in our business process, operating profit grew to CHF 427 million accounting for 18.1% of sales compared to 17.4% in 1999.
Combined with a good management of our financial resources, net profit improved to CHF 265 million accounting for 11.3% of sales compared to 10.4% in 1999.

Our world-wide headcount increased by 168 to reach a total of 5,075 employees.
This is primarily the consequence of supporting growth activities in Asia Pacific and the staffing of the marketing and research centre in Cincinnati. Performance based variable pay schemes have been extended to all employees of the Givaudan group. Moreover, after the spin-off, Givaudan implemented a new talent management system and a long-term incentive plan for key staff.

It is and will remain our aim to become the undisputed leader in the fragrance and flavour industry. Our strong scientific and technological base, our unique creative potential and our motivated staff combined with a state-of-the-art operating asset base in all key markets throughout the world are important prerequisites. A large number of recent product wins and the realignment of our business focus to the changing market environment give us confidence in the future.

Dr Jürg Witmer
CEO



Agarwood

Since the dawn of human history, spiritual scents have been our close companions, reminding us of basic values of life.

Agarwood, mentioned already in ancient texts, is a product of a tall evergreen tree,
- Aquilaria agallochoa - (Thymelaeceae), found native in Asia. The wood itself is practically
odourless until a special fungus of the group Impefecti infects it.
In the past, Maharajahs paid enormous prices for a piece of Agarwood,
of which the minutest sliver releases a pervasive, mysterious, oriental perfume on an incense brazier.
Today, Givaudan revives this antique scent, which will be part of many creations in 2001.

Fragrance Division

Year 1999

Year 2000

in millions of Swiss francs and in per cent. of sales



1,200
1,000
800
600
400
200
0
1,123
Sales
(Pro forma)
20.2%
21.6%
200
150
100
50
0
242
EBITDA
(Pro forma)
17.0%
18.5%
200
150
100
50
0
208
Operating Profit
(Pro forma)

On 8 June 2000, the Fragrance and Flavour Division of the Roche Group was spun off as an independent company under the name of Givaudan. The pro forma figures shown above are financial figures as if the spin-off had occurred on 1 January 1999.

*EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

Fragrance Division

In the year 2000, the Fragrance Division recorded sales of CHF 1,123 million resulting in a growth of 3% in Swiss francs, and a decline of 2% in local currencies. This development has to be attributed principally to the shortfall in the Consumer Products segment and a substantial reduction in the sales of pharmaceutical raw materials and UV sunscreen filters to Roche. In the Consumer Products segment the slowdown was due to delayed introductions of new products by a small number of large, important multinational customers.

All geographic regions showed moderate growth apart from the Americas where promising new wins and new core listings should however bear fruit in the coming year.

The gross profit margin increased in the Fragrance Division due to constant improvements in supply chain management. Special achievements have been made in the continuous streamlining of our purchasing as well as in efficiency gains through the relocation of production sites such as the transfer of the North American production from Totowa (New Jersey, USA) to the new site in Mount Olive (New Jersey, USA).

Important projects have been inaugurated over the past year. A new fragrance compounding facility in Mount Olive was officially opened on 28 April 2000. This USD 55 million investment consolidated all manufacturing, distribution, and warehousing operations for North American fragrances under one roof to streamline efforts and provide a more efficient manufacturing process for Givaudan customers together with the ability to manage future growth. Manufacturing capacity was increased through the facility's design and state-of-the-art equipment, specialised robotic technology and quality management systems.
On 30 August 2000, the expanded compounding facility in Jigani (India) went on-stream. At the same time the new creative centre in Bangalore (India) started its activities.
On 26 October 2000 the expanded facility in Shanghai was inaugurated. It consists of a sensory and technology centre and an enlarged compounding facility. The sensory and technology centre is dedicated to fragrance and flavour creation as well as to finding technological solutions for the application. The new plant in China provides a highly increased production capacity and demonstrates our leading role in the dynamic Chinese market. The two new creative centres in India and China allow us to put greater creative and marketing resources into these important growing markets.

The higher marketing and development costs are linked to programmes developed to reach a better understanding of consumer needs, and the improvement of wins in Fine Fragrances and Consumer Products segments.
In the fragrance and flavour industry a bid is called a brief and the win rate is therefore the ratio of received briefs compared to won briefs, quite similar to the advertising industry.

Fine Fragrances

The Fine Fragrances business rebounded from one year ago, showing a strong growth in local currencies.

The two most important Fine Fragrances creative centres are based in the USA (Teaneck, New Jersey) and France (Argenteuil, Paris) and are supported by smaller creation centres in Asia (Bangalore, Shanghai, Singapore) and Latin America (São Paulo). All centres are inter-linked allowing perfumers to work jointly on new briefs across the continents due to the globally standardised range of ingredients and our web-based creation software, which was developed in-house.



During the 28th Annual Fragrance Foundation Awards, which were held in New York on 6 June 2000, ten products fragranced by Givaudan were nominated. Out of those ten, four were awarded a FiFi – the Fragrance Industry Oscar:

- Baby Doll from Yves Saint Laurent
- Romance for Men from Ralph Lauren
- Modern for Men from Banana Republic
- Poison from Christian Dior

At the Annual Brazilian Fragrance Foundation Awards held on 6 December 2000, the award for the best feminine fine fragrance creation for the year 2000 went to Quasar from O Boticario, created by Givaudan.
These awards clearly demonstrate our strong creative capacity in line with our mission "Creating Sensory Advantage™" for our clients.

During the last quarter of the year above average new product wins were recorded, laying a solid foundation for our future success in Fine Fragrances during 2001.

Consumer Products



Give a child today a kiwi aroma to smell, and he will say it reminds him of shampoo. We are creating his first bonds with our planet.

In 2000, sales of the Consumer Products business segment were affected by a slowdown of orders from a small number of important customers, which could not be totally offset by sales to other clients. This was due to the delayed launch of new products that had already been won and slower than expected sales of some important fragrances, particularly in the laundry and household segments. Continued price pressure also contributed to this development.

Asia Pacific continued to show positive growth with China and India as the clear growth leaders. Europe remained flat in local currencies whereas North and Latin America declined in local currencies compared to the previous year for the reasons mentioned above.

In addition to the more obvious market growth opportunities by geography or market segmentation, emerging and newly developed technologies have opened up new horizons for fragrance applications. Givaudan has been working in the area of fragrance delivery devices and in November 2000, the company finalised a partnership with DigiScents Inc., a leader in this field. This partnership will provide Givaudan with a preferred fragrance supplier position for novel web-based product applications developed by DigiScents. Additionally, Givaudan took an equity stake in DigiScents in order to firmly secure its position in this exciting new area. Givaudan aims to have a leading part in the development of such new technologies, which we believe could significantly change the scope of the consumer products industry in the future.

In 2001, we expect the consumer goods business to show above market growth again. Continued strength in Asia, significant new wins in the soap and detergent area and new core listings including the entry into the core list of a key player in the industry give us a positive outlook onto the coming year.

Fragrance Ingredients

The Fragrance Ingredients market evolution has been notably characterised in 2000 by further market consolidation among the major players in the industry and the pursuing of a strong price pressure.

Sales of ingredients to the fragrance industry showed good growth compared to 1999. The trend towards the sale of higher value added fragrance ingredients (specialities) continued. On the other hand, sales of pharmaceutical ingredients and UV sunscreen filters to Roche decreased substantially due to lower demand.

Our efforts to streamline our Fragrance Ingredients product range and renew our portfolio to higher value-added specialities were successfully continued. Together with several newly manufactured molecules, a product from our research department, Labienoxime®, was successfully introduced on the market. Labienoxime® surprises with its natural, fresh, blackcurrant and sage flower olfactive note.

In the third quarter, the Fragrance Ingredients unit launched an Internet site providing information on its most important ingredients as an important pillar of the company-wide e-business strategy. The new site´s target group is the entire fragrance industry, including the perfumery community and purchasing managers. An expanded range of additional services and client-specific information will soon be available. With over 300 fragrance ingredients manufactured and used in-house, Givaudan is one of the premier suppliers to the industry.

During 2000, the chemical production sites were upgraded. In Lyon (France), a new production unit for fatty aldehydes went on-stream. In Sant Celoni (Spain), a new warehouse was built, the high-pressure reaction units were fully automated and the programme to reduce wastewater was implemented. In Vernier (Switzerland), a new facility for the production of macrocyclical musks and an automated drum container filling station were installed. The factory's wastewater plant was enlarged and the start-up of the expansion part is scheduled for the first half of 2001.

Fragrance Research and Development

Our fragrance research centre based in Dübendorf (Switzerland) is the focal point of the company's expertise in Fragrance Science dedicated to unlocking the doors to tomorrow's product successes. This science integrates more and more multifaceted disciplines and thus our team is composed of a broad range of specialists representing all chemistry disciplines as well as biochemistry, microbiology and molecular biology in addition to support functions in information technology, documentation, competitive intelligence and patenting.

Our research team has the mission to provide a steady flow of unique new fragrance ingredients, systems and technologies. In 2000, new scientists joined our research team in order to strengthen the current activities.

In 2000, two new patented molecules were added to our perfumers' creation portfolio: a breakthrough powerful sandalwood component and a new strong floral note. Additionally, a total of 35 patents have been prepared since January, with most of them already filed. More than half of them focus on new technologies and novel applications of fragrances, therefore reflecting the need of our customers for technical innovation and new fragrance molecules.

Nature has always set the standards for the olfactive quality of our molecules and fragrances and provided us with unique new scents. Therefore we initialised in the beginning of the nineties our ScentTrek™ expeditions to remote pristine areas of the globe in order to search for new scent concepts and new molecules, turning them into reconstitutions available to our perfumers. The results of the most recent ScentTrek™ expeditions to tropical West Africa and the North-western Highlands of Yunnan (China) have again vitally supported the wins of functional as well as fine fragrance briefs in the year 2000. Furthermore, new interesting molecules have been found, which are currently used as leads in organic synthesis.

The Virtual Aroma Synthesiser (VAS), a proprietary creation tool for Givaudan's perfumers, was introduced in all creative centres worldwide throughout last year. All major sites are now using this powerful tool in order to improve fragrance creation and its efficiency.

Our leadership in sophisticated olfactometry, which led to the development of the VAS, also positions us firmly in the forefront of new and novel device technologies, which we believe, can significantly change the scope of our industry. Such novel applications will find their use in a variety of consumer products, which will bring an exciting new sensory dimension to the lives of consumers around the world.

Givaudan continues to invest resources focusing on the development of delivery systems based on particle encapsulation. The ability to deliver fragrance at the optimal time is a key objective of this research team who also



benefits from the experience of our Flavour Division in this field.

The Technology Group, based in the business centres in Teaneck (USA), São Paulo (Brazil), Argenteuil (France), Singapore, Shanghai (China), Tokyo (Japan) and Bangalore (India), has strengthened its staff to provide enhanced support for perfumers. The group members help to speed up the adoption of technologies emerging from the research programme and to provide technical service to our clients. To meet the growing demand of our clients for innovation, a Centre for Innovative Technology has been established in Staines (United Kingdom), which has already delivered patented technologies that will result soon in new business.

Givaudan's co-operation with Roche in the area of olfactive receptor genes was intensified. A dedicated team of Givaudan scientists is now working in the Central Nervous System group at the Roche pharmaceutical research centre in Basel. The finding and description of the function of human receptor genes will be an important step for increased efficiency both in fragrance and flavour research.

Due to the spin-off from Roche, independent research IT systems were built up internally for both divisions, giving Givaudan a welcome opportunity to upgrade its systems to web-based standards. All research databanks are now web-retrievable on a global basis.

Mint

Givaudan has synthetised a unique compound that brings cooling pleasure to your tongue. It's the closest sensation that you can get to fresh air.



It is not the volatizing or expanding of blood vessels that induces cooling effects in the nose and mouth. Instead, it is a unique ingredient - Menthol $C_{10}H_{20}O$ - that stimulates our cold sensors that thereby making us believe it is getting colder. These sensors are believed to be free nerve ends, spread in all our mucosas and not connected directly with the central smell system.

Flavour Division



Year 1999
Year 2000
in millions of Swiss francs and in per cent. of sales
1,200
1,000
800
600
400
200
0
1,233
Sales
(Pro forma)
300
250
200
150
100
50
0
26.0%
26.4%
325
EBITDA
(Pro forma)
200
150
100
50
0
17.9%
17.8%
219
Operating Profit
(Pro forma)

On 8 June 2000, the Fragrance and Flavour Division of the Roche Group was spun off as an independent company under the name of Givaudan. The pro forma figures shown above are financial figures as if the spin-off had occurred on 1 January 1999.

*EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

Flavour Division

In 2000, the Flavour Division recorded sales of CHF 1,233 million representing a 9% growth in Swiss francs and remained flat in local currencies compared to 1999. These results were driven by the company's strong performance in Asia Pacific and most of Latin America.

Through aggressive supply chain improvement and manufacturing productivity programmes, the Flavour Division maintained its level of gross profit margin. Further globalisation of raw material purchasing, ingredients streamlining and thus supplier reduction coupled with the concentration of the manufacturing in centres of excellence have contributed to this result.

All major investments planned for 2000 were completed on time and within budget. The new flavour marketing and research centre in Cincinnati (Ohio, USA) was inaugurated shortly before the spin-off. In the second half-year new investments in promising emerging markets were completed.
On 30 August 2000, the new state-of-the-art flavour compounding facility in Jigani (Bangalore, India) started production.
On 26 October 2000 the second phase of our joint venture in Shanghai was completed.
It consists of a sensory and technology centre and an enlarged compounding facility for flavours. In the first five years of its operation, Givaudan Flavours has doubled its production in Shanghai.

In all regions, the beverage, confectionery, dairy and savoury business units were strengthened. Future investments will now concentrate on technology improvements and to support growth in the Asia Pacific region, where Givaudan is specifically targeting China, India and Japan.

Asia Pacific

Key marketing investments in Asia Pacific resulted in a double-digit increase of sales in local currencies compared to the previous year. As a result of new wins in Japan and strong sales growth in the Chinese market, all four business segments increased sales compared to 1999. The beverage, dairy and savoury business units showed double digit growth.

North America

Sales in North America decreased, reflecting the continued slow market pace.
At the source of this development were large North American food companies who were either affected by the continued industry consolidation or were streamlining their brand portfolios and thus diminishing their product innovation. Despite the overall decrease, the confectionery and dairy segments showed positive growth and the win rate, i.e. number of briefs won in a percentage of briefs received, improved compared to 1999 in all business segments.

Latin America

The newly formed organisation for the Latin American region posted solid sales growth compared to 1999.

The key contributor to this success was Mexico's strong sales growth in all food and beverage categories, particularly in savoury and confectionery, coupled with key beverage wins in the improving Brazilian market during the second half of the year. These markets have more than offset continued difficult economic conditions in Argentina and Colombia.

Europe, Middle East and Africa

European sales grew slightly despite weak market conditions in the United Kingdom and Germany, reflecting slow order patterns in the food and beverage industry. More favourable results were achieved in other European markets: Spain, Portugal, France, Benelux and Eastern Europe all demonstrated solid growth compared to 1999.

All four segments, beverage, confectionery, dairy and savoury contributed to the region's sales growth with beverage and dairy leading the way.

Flavour Research and Development

Our new global Flavour Research unit in Cincinnati (Ohio, USA) is now fully staffed to support innovation in technology for our customers. In addition to expanded laboratory space, it contains a flexible encapsulation pilot plant and new bioprocessing capacity.
Flavour development activities, which are more regional in their focus, are undertaken in our creative centres, which are located around the world in North America (Cincinnati, USA), Europe (Milton Keynes, UK; Dübendorf, Switzerland), Asia (Mumbai, India; Shanghai, China; Singapore; Tokyo, Japan) and Latin America (São Paulo, Brazil).

Givaudan's Flavour Research is focused on four main scientific fields:
Natural Products Discovery explores new sources for flavours and uses this knowledge to develop unique flavour ingredients. The advantage which molecular biology has provided in the understanding of olfactory and tastes receptor biochemistry is being exploited to identify new aroma and taste molecules.
Flavour Science investigates the many factors in a food or beverage matrix that influence flavour perception. Mathematical models have been constructed to aid flavour formulation to enhance performance in finished products.
Flavour Delivery uses proprietary technologies to prevent flavour loss during processing and subsequent storage and ensures optimal performance in all applications.
Sensory Science covers the entire spectrum from basic taste perception to understanding consumer preferences. Methodologies such as Quantitative Flavour Profiling (QFP), a proprietary approach developed at Givaudan, have been developed to provide sensory acceptability data. In addition, research has now led to the introduction of our Virtual Aroma Synthesiser (VAS), a tool that ultimately changes the flavour creation paradigm.
The VAS allows the flavourist and the customer to combine creativity with a new level of technology to create – and change – flavours in real time, eliminating the time-consuming aspects of multiple iteration in specific applications.

Development activities are much more directed to the specific needs of our customers.
The four main creative centres around the world employ nearly 100 specialist flavourists, perhaps the biggest competence pool in the industry today. These creative designers of new flavours are closely integrated within our global marketing teams. In 2000, these centres received over 18,000 requests from Givaudan clients looking to enhance existing products, develop new flavours and provide cost effective solutions to the increasingly competitive marketplace.

Requests for new flavours are language-based. Producing a common lexicon by which flavours can be described is one of the main assets we have come up with to help our customers define their needs. To this end the Virtual Aroma Synthesiser (VAS), our unique creation tool, is a significant step forward.

The VAS can be connected to any one of our flavourists working places, the precise aroma can be automatically dialled in and real-time flavour creation and virtually limitless instant modifications can be made.
The VAS is at an exciting stage of its development as it is now being rolled-out into our development for use by the four creative centres. Over the coming year we intend to make the capabilities of the VAS available to a broad range of customers so they can harness the strength of creative capabilities.

The taste problems of some speciality food systems (i.e. soymilk, high potency sweeteners, herbal extracts etc.) are often a contributing factor to the inability to readily capture market share. Givaudan's research into taste masking technology of soy off-notes, suppression of bitter and astringent character and improvement of sweet taste perception in high potency sweeteners has led to the commercial sale of a series of new flavour compositions containing materials which are the fruit of this research effort.

The majority of the flavours we create contain natural or nature identical ingredients.
We therefore initiated, some years ago, our TasteTrek™ programme, by which Givaudan scientists travel the world to capture, analyse and reconstitute complete aromas of plants and fruits. On a TasteTrek™ to the rainforest in West Central Africa, a unique aroma chemical was gained from the extract of the bark from the garlic tree. It has enabled Givaudan scientists to replicate a key constituent.
In 2000, this key constituent was introduced in the palette of our flavourists to improve vegetable and savoury flavouring compositions.

During 2000, TasteTrek™ also took Givaudan into the kitchens around the world. Sampling and analysing local cuisine provide interesting ingredients and combinations. Two new expeditions to China yielded several, exciting aroma and taste sensations. These products are currently being demonstrated to clients in the food service area and may lead to novel product applications in this fast growing market segment.

Givaudan's Greatfruit Flavours™ were launched in 2000. They undergo a special biological process that uses real fruit juice and includes speciality products developed in our Citrus Centre of Excellence in Lakeland (Florida, USA). Greatfruit Flavours™ provide an authentic fruit flavour experience and a delivery of full, complex flavour profiles that are not usually available with standard flavour creation technologies. Several important commercial wins in major food and beverage products resulted in significant sales in the first months that followed their introduction.

Lotus - Nelumbo nucifera - was originally native to the lakes of Kashmir.
Buddhism adopted the lotus flower as a symbol of its Dharma because, although its roots are in deep mire, it blooms pure and clear above the waters.
Monks have carried the lotus plant from India to every corner of Southeast Asia.
The flowers are prized as much for their sweet, aromatic, herbaceous and somewhat fruity fragrance as for their medicinal qualities.



Lotus

Can you imagine
a relaxing scent?
It inspired one of
our clients to launch
a new product.

Corporate Activities and Organisation

Human Resources

Successfully providing innovative and creative solutions and new product concepts to our customers ultimately depends on the quality and motivation of our employees, as well as the effective management of professional and creative talent in all fields of our activities. The spin-off from Roche has encouraged us to explore and develop new concepts in the area of talent management. Beginning with our new corporate positioning "Creating Sensory Advantage™" we refined our corporate values to reflect Customer Focus, Sense of Urgency and Ambitious Innovation. Around these positioning and core values, the new talent management system was developed. It incorporates talent sourcing and retention, target setting and assessment, executive and individual development, succession planning and results-driven compensation. These programmes were successfully introduced throughout the year 2000.

Additionally, a special development initiative was undertaken in collaboration with the Wharton Business School in Philadelphia (USA). Over 120 marketing and sales managers from both divisions around the world participated in a programme designed to sharpen their key account management skills and provide them with requisite tools for executing effective account strategies.

As of the end of 2000, every Givaudan employee is eligible for some form of variable pay based on performance, the targets being defined according to specific functions in the organisation.

Furthermore, the fact that Givaudan is now a public listed company has enabled us to introduce a long-term incentive plan for a limited number of senior executives. This plan directly links their compensation to the creation of shareholder value.

In line with our growth targets we have also invested in new positions that are critical for the achievement of our long-term objectives. At the same time, an emphasis has been put on key research, creative and marketing functions. We have also expanded our workforce in the core growth areas of Asia.

Headcount Development by Region

Region	Number of employees 31.12.1999	%	Number of employees 31.12.2000	%	Change from 1999 to 2000
Switzerland	1,046	21.3	1,085	21.4	+39
Other Europe, Africa, Middle East	1,246	25.4	1,277	25.2	+31
North America	1,343	27.4	1,384	27.3	+41
Latin America	495	10.1	483	9.5	-12
Asia Pacific	777	15.8	846	16.6	+69
Total	**4,907**	**100.0**	**5,075**	**100.0**	**+168**

Information Technology

Information Technology is a critical success factor in a globally acting industry, which relies on the sharing of information for fast real time development of new products around the globe. After the successful implementation of a new global and harmonised version of our Enterprise Resource Planning (ERP) system in 1999, the beginning of the year 2000 was dedicated to the fine tuning of this new ERP. Further developments and new systems in the supply chain area especially in automated compounding system and customer order handling were implemented in the second half of 2000.

In 2000, Givaudan implemented new systems for the whole business process from creation and development to sales. These new web-based systems will enable our creation, development and sales teams to work with common and global tools allowing to share experience and knowledge and to provide better service to our world-wide customer base.

The executive information systems were adapted and improved to follow the business requirements and to allow our management to access the information at any time from any location.

New technologies were also added as a foundation layer to further development in the e-business. Infrastructure as well as development tools and standards are already in place. Several systems both in intranet and extranet were implemented and further upgrades will be carried out over the next few months.

The spin-off from Roche presented additional major challenges in unbundling our network, Internet and intranet infrastructure from the former parent company. All the required measures were successfully completed before the end of the year so that Givaudan can now operate as an integrated stand-alone company. Givaudan now has a newly created network around the globe, using the latest technologies. New high speed and fully secured Internet access, new messaging and collaborative tools were implemented. New Givaudan companies were integrated in the global network and the Givaudan global systems were installed in those companies.

Safety and Environmental Protection



Research is continuous at Givaudan, particularly to improve delivery systems such as precursors and encapsulates. These will permit the controlled release of fragrances and flavours at the most appropriate moments and might have other functions and secondary benefits.

In 2000, Givaudan continued its efforts by improving safety and further protecting the environment. It also unbundled its S&E function from Roche. A newly established corporate S&E committee headed by the CEO sets the corporate policies and oversees their effective implementation. Regarding safety, accident and incident records remained very low, mainly due to constant efforts of the management to maintain a high level of housekeeping (order, tidiness, cleanliness), a continuous upgrading of the equipment and clearly defined procedures.

All employees were given constant training in safety and environmental matters according to their activities and level of responsibilities. Risk analysis and risk management were instructed and trained so as to become a day to day tool.

Substantial investments were made to control and minimise the impact of our industrial activities on the environment. Major efforts have been made to improve the treatment of wastewater in our major production sites and to increase the capacities of the bio-filtration for odour control.

Air emissions in all our sites world-wide are far below legal emission limits, reflecting the environmental consciousness of our staff and the good quality of the production equipment.

All three new sites (USA, China, India), which opened during 2000, were built according to the same standards in terms of safety measures and environmental protection equipment as those applied within the whole Givaudan group.

As a consequence of the spin-off from Roche, management decided to continue with Roche environmental and safety standards and at the same time to introduce the ISO 14001 certification. This process was initiated during 2000.

Organisation

Board of Directors

Dr Henri B. Meier
Chairman

Dr Andres F. Leuenberger
Vice-Chairman

Jean Amic
Director

André Hoffmann
Director

Prof. Dr John Marthinsen
Director

Prof. Dr Henner Schierenbeck
Director

Dr Jürg Witmer
Director and CEO

Secretary to the Board of Directors
Pascal de Rougemont

Executive Committee

Dr Jürg Witmer
Chief Executive Officer
joined Givaudan in 1999, born 1948,
Swiss National

Mike Davis
President Flavour Division
joined Givaudan in 1997, born 1947,
United States National

Errol Stafford
President Fragrance Division
joined Givaudan in 1992, born 1943,
United Kingdom National

Othmar Vock
Chief Financial Officer
joined Givaudan in 1994, born 1943,
Swiss National

Adrien Gonckel
Information Technology
joined Givaudan in 1982, born 1952,
French National

Bruce Bachmeier
Human Resources
joined Givaudan in 1995, born 1957,
United States National

Audit

Internal Audit, Jean-Pierre Wirtz
Group Auditors, PricewaterhouseCoopers

The Givaudan Board of Directors has delegated special duties to committees.

The *Nomination Committee* prepares the nomination of new directors of the board and manages the succession planning process for the members of the Executive Committee.

The members of the *Audit Committee* set the framework to audit the business operations, especially in the domains of finance and legal activities and to ensure that the company activities correspond to business and board principles. The Audit Committee defines quality and quantity of the internal and external audits.

The *Finance and Investment Committee* supports the Board of Directors in questions regarding the supervision of financing, investing, managing of funds and financial planning/reporting.

The *Strategy Committee* supports the Board in the development of the company's long-term goals and strategies.

The *Remuneration Committee* approves the remuneration policies of the group and the remuneration of the members of the Executive Committee. It approves stock option plans and other performance related remuneration instruments as well as the pension fund policies.

The *Safety and Environment Committee* headed by the CEO establishes the safety and environmental policies of the whole group and supports the Board of Directors in all matters of safety, security, work hygiene and environmental protection.

Mangosteen

Nature is the one and only reference when we think about taste. We are constantly working at reflecting Nature, but also surprising our senses with bright new flavours.



Mangosteen, lulo, guava, pitanga, mamey and cupuaçu are just some of the flavours from numerous exotic fruits which Givaudan's flavourists have been experimented around the globe. They have been developed for the food and beverage industry, to create entirely new product lines or add a twist to current products.

Table of Contents Financial Part

Financial Review

	Actual		Pro forma	
in millions of Swiss francs, except per share data	**2000**	**1999**	**2000**	**1999**
Sales	2,356	2,231	2,356	2,231
Gross profit	1,130	1,065	1,130	1,065
as % of sales	*48.0%*	*47.7%*	*48.0%*	*47.7%*
EBITDA[1]	540	524	567	516
as % of sales	*22.9%*	*23.5%*	*24.1%*	*23.1%*
Operating profit	400	397	427	389
as % of sales	*17.0%*	*17.8%*	*18.1%*	*17.4%*
Net income	206	182	265	232
as % of sales	*8.7%*	*8.2%*	*11.3%*	*10.4%*
Earnings per share - basic and diluted[2]	35.93	303.33	30.95	26.90

*1) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

2) See Note 11 of Consolidated Financial Statements and Note 6 of the Pro forma Condensed Consolidated Income Statement.

When comparing financial performance of Givaudan in 2000 with the previous year, the spin-off from the Roche group on 8 June 2000 needs to be taken into consideration. To permit this comparison, pro forma figures have been prepared as if Givaudan had operated as an independent company since beginning of 1999.

Whilst sales remained stagnant in local currency terms, gross profit margin could still be improved due to better purchasing efficiency and synergies in production and the supply chain. Operating profit in pro forma terms shows a 10% improvement on previous year and in relative terms an increase from 17.4% of sales to 18.1% of sales. EBITDA also improved by 10% (from 23.1% of sales to 24.1% of sales), demonstrating the strong underlying operating cash flow generating capacity of this business.

The improved operating performance had a positive impact on net profit level in pro forma terms. Net profit after tax increased by 14%, reaching CHF 265 million or 11.3% of sales. Non-operating expenses increased due to the financial leveraging of the balance sheet. Givaudan organised additional financing to gain adequate debt/equity ratios in certain Group companies resulting in increased financial expenses compared to the pro forma 1999 amount. Conditions in the financial markets during the second half of 2000 induced Givaudan to run a very prudent investment strategy regarding free cash, protecting the substance of its funds in most appropriate ways. The leveraged financing and related expenses helped the group to lower total tax expenses compared to the pro forma 1999 amount.

Givaudan has benefited from a very solid financial position and a strong balance sheet. With the positive development in cash flow and taking into consideration the treasury shares acquired since the spin-off, Givaudan has no net debt at 31 December 2000 and shows a very comfortable equity ratio of 65.1%.

Consolidated Financial Statements

Consolidated Income Statement for the Year Ended 31 December

in millions of Swiss francs, except per share data	Note	**2000**	**1999**
Sales	5	2,356	2,231
Cost of sales		(1,226)	(1,166)
Gross profit		**1,130**	**1,065**
as % of sales		*48.0%*	*47.7%*
Marketing, development and distribution expenses	6	(538)	(486)
Administration expenses		(78)	(72)
Amortisation of intangible assets	16	(71)	(62)
Other operating income (expenses), net		(43)	(48)
Operating profit		**400**	**397**
as % of sales		*17.0%*	*17.8%*
Financial income (expenses), net	8	(98)	(108)
Result before taxes		**302**	**289**
Income taxes	9	(95)	(105)
Result after taxes		**207**	**184**
Minority interest	10	(1)	-
Change in accounting policies	7	-	(2)
Net income		**206**	**182**
as % of sales		*8.7%*	*8.2%*
Earnings per share - basic and diluted	11	**35.93**	**303.33**

Consolidated Balance Sheet at 31 December

in millions of Swiss francs	Note	2000	1999
Cash		280	115
Marketable securities	12	438	-
Accounts receivable – trade	13	408	611
Inventories	14	426	462
Current income tax assets	9	24	30
Other current assets		146	84
Current assets		**1,722**	**1,302**
Property, plant and equipment	15	983	936
Intangible assets	16	1,120	1,180
Deferred income tax assets	9	143	137
Other long-term assets		146	174
Non-current assets		**2,392**	**2,427**
Total assets		**4,114**	**3,729**
Short-term debt	17	492	505
Accounts payable – trade and others		149	406
Current income tax liabilities	9	45	40
Accrued and other current liabilities		196	151
Current liabilities		**882**	**1,102**
Long-term debt	17	343	1,685
Provisions	19	32	47
Liabilities for post-employment benefits	7	119	98
Deferred income tax liabilities	9	25	20
Other non-current liabilities		31	44
Non-current liabilities		**550**	**1,894**
Minority interest	10	**3**	**2**
Share capital		86	6
Retained earnings and reserves		2,786	817
Own equity instruments		(139)	-
Cumulative translation differences		(54)	(92)
Equity	20	**2,679**	**731**
Total liabilities, minority interest and equity		**4,114**	**3,729**

Consolidated Statement of Changes in Equity for the Year Ended 31 December

in millions of Swiss francs	Note	**2000**	**1999**
Share capital			
Balance at 1 January		6	6
Issue of shares		80	-
Balance at 31 December		**86**	**6**
Retained earnings and reserves			
Balance at 1 January		817	685
Dividends paid		-	(50)
Net income		206	182
Re-assignment of assets	4	1,763	-
Balance at 31 December		**2,786**	**817**
Own equity instruments, at cost			
Balance at 1 January		-	-
Movement of the year		(139)	-
Balance at 31 December		**(139)**	**-**
Currency translation differences			
Balance at 1 January		(92)	(134)
Gains recognised during the year		38	42
Balance at 31 December		**(54)**	**(92)**
Total equity at 31 December		**2,679**	**731**

Consolidated Cash Flow Statement for the Year Ended 31 December

in millions of Swiss francs	Note	**2000**	**1999**
Operating profit		400	397
Depreciation of property, plant and equipment	15	69	65
Amortisation of intangible assets	16	71	62
Adjustment for other non-cash income and expenses		15	12
Working capital changes			
(Increase) decrease in inventories		31	(64)
(Increase) decrease in accounts receivable		(67)	(64)
(Increase) decrease in other current assets		(44)	(13)
Increase (decrease) in accounts payable		(16)	(6)
Increase (decrease) in other current liabilities		42	(15)
(Increase) decrease in working capital		**(54)**	**(162)**
Payments made to post-employment defined benefit plans	7	(28)	(19)
Income taxes paid		(79)	(48)
Other operating cash flows		5	(16)
Cash flows from (for) operating activities		**399**	**291**
Increase (decrease) in long term bank loans		303	(123)
Increase (decrease) in short term borrowings		(5)	140
Issuance of share capital		80	-
Net cash effect of re-assignment of assets	4	116	-
Interest paid		(68)	(105)
Dividends paid		-	(50)
Purchase of own equity instruments, net		(139)	-
Others		19	(8)
Cash flows from (for) financing activities		**306**	**(146)**
Purchase of property, plant and equipment and intangible assets		(130)	(165)
Proceeds from the disposal of property, plant and equipment and intangible assets		2	34
Interest received		18	10
Purchase of marketable securities		(452)	-
Others		24	(3)
Cash flows from (for) investing activities		**(538)**	**(124)**
Net effect of currency translation on cash		(2)	9
Increase (decrease) in cash		165	30
Cash at the beginning of the year		115	85
Cash at the end of the year		**280**	**115**

Notes to the Consolidated Financial Statements

1. Group organisation

Group organisation

Givaudan SA and its subsidiaries (hereafter "the Group"), operate under the name Givaudan. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries in more than 20 countries. World-wide, it employs 5,075 people. A list of the principal Group companies is shown in Note 22 of the consolidated financial statements.

Spin-off from Roche Group

On 9 May 2000, the spin-off of Givaudan was approved at the Annual General Meeting of Roche shareholders. Up until 8 June 2000, the Group operated as the Fragrance and Flavour Division of the Roche Group.

On 8 June 2000, the Group was spun off as an independent company under the name of Givaudan. The shares in Givaudan were distributed on this date as a special dividend to the holders of Roche shares and non-voting equity securities.

Givaudan's shares are listed on the Swiss Exchange.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards. They are prepared under the historical cost convention.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

The entities that are consolidated are those companies controlled, directly or indirectly, by Givaudan SA, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date of divestment. Prior to 8 June 2000, the financial statements included the combined operations of Givaudan SA and its subsidiaries, Givaudan Roure (United States) Inc. and its subsidiaries (a wholly owned subsidiary of Roche Holdings Inc., a company registered in the United States), Givaudan Roure Argenteuil (France), (indirectly a wholly owned subsidiary of Roche Holding Ltd) and certain fragrance and flavour business units in subsidiaries of Roche Holding Ltd. These entities were transferred to Givaudan SA as part of the spin-off.

Foreign currency valuation

Assets and liabilities of Group companies reporting in currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year.

Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average year and year-end exchange rates are taken directly to equity.

Exchange gains and losses on hedges of non-Swiss franc net investments and on inter-company balances of a long-term investment nature are taken to equity.

On the divestment of a foreign entity, the cumulative currency translation differences relating to that foreign entity are recognised in income as part of the gain or loss on divestment.

Exchange gains and losses arising in Group companies from the translation into their local reporting currency of their financial assets and liabilities denominated in foreign currencies and from the settlement of foreign currency transactions are included in income.

Certain Group companies maintain financial information for Group reporting purposes in US dollars where the US dollar is the functional currency of the companies concerned. The effect of exchange rate differences between the local currency and the US dollar in respect of financial assets and liabilities is included in income.

Derivative financial instruments

Gains and losses from forward exchange contracts, options and currency swaps hedging potential exchange rate exposures are deferred and then offset against losses and gains on the specific transactions being hedged. The fee agreed in establishing each contract is amortised over the duration of the contract.
Interest differentials under swap arrangements, forward rate agreements and interest rate caps used to manage interest rate exposures are recognised by adjustments to interest expense.

Information on financial risk management of the Group is described in the Note 3. Detailed disclosures can be found in Note 18 to the consolidated financial statements.

Sales and cost of sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting volume discounts and sales taxes. Sales are recognised upon shipment of products. Cost of sales includes the corresponding direct production costs of goods manufactured and services rendered as well as related production overheads.

Development costs

Development costs are charged against income as incurred since the criteria for their recognition as an asset are not met in the opinion of management.

Employee benefit costs

Wages, salaries, social security contributions, annual leave and sick leave paid, bonuses and non-monetary benefits are accrued or expensed in the year in which the associated services are rendered by the Group's employees.
The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries.

Defined benefit retirement plans based on employees' years of service and remuneration at retirement are generally provided for employees of most major Group companies. Plans are usually funded by payments from the Group and by the employees to financially independent trusts. Where, due to local conditions, a plan is not funded, a liability is recorded in the financial statements. The aggregated cost for the year for defined benefit plans is determined using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return on plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees. Past service costs are allocated over the average period until the benefits become vested.
Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

The Group's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. Some Group companies provide certain post-retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the periods in which employees render service to the Group.

No compensation cost is recognised in the income statement for the grant of stock options based on conditional capital, except for the underlying social security costs. When these options are exercised, the proceeds received are credited, net of any transaction costs, to share capital (nominal value) and share premium.

Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included either in the operating expenses or in financial expenses according to their nature.

Deferred income taxes are provided based on the liability method, under which deferred tax consequences are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Cash

Cash comprises cash on hand and time, call and current balances with banks and similar institutions.

Marketable securities

Marketable securities are composed of debt and equity securities. These are carried at the lower of cost or market value, the latter being calculated by reference to stock exchange quoted selling prices at close of business on the balance sheet date. Dividends, interest earned and changes in the carrying value of the marketable securities are included in the income statement as financial income (expenses).

Accounts receivable - trade

Trade receivables are carried at anticipated realisable value. An allowance is made for doubtful receivables based on a periodic review of all outstanding amounts. Bad debts are written off during the year in which they are identified.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and land improvements	40 years
Machinery and equipment	5-15 years
Office equipment	3 years
Motor vehicles	5 years

Repairs and maintenance costs are recognised as expenses as incurred.

Interest costs on borrowing to finance the purchase or construction of property, plant and equipment are not capitalised. The Group has no significant finance leases. Payments made under operating leases are charged against income on a straight-line basis over the term of the lease.

Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is recorded in the balance sheet as an intangible asset and is amortised on a straight-line basis over the estimated useful life but not in excess of 20 years. Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are generally recorded in the local currency at the effective date of the transaction.

Other intangible assets such as patents, trademarks and licences are initially recorded at their acquisition cost and are amortised on a straight-line basis over their estimated economic lives for a period limited to 20 years.

Impairment of assets

When the recoverable amount of an asset, being the higher of its net selling price and its value in use, is less than its carrying amount, then the carrying amount is reduced to the asset's recoverable value. This reduction is reported as an impairment loss. Value in use is determined using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term interest rate.

Debt instruments

The proceeds, net of expenses, of bonds issued are recognised at fair market value at the time of issue. Any discount arising from the coupon rate, represented by the difference between the principal amount and the net proceeds is amortised and charged to interest expenses over the life of the bond.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed regularly and are adjusted where necessary to reflect the current best estimates of the obligation.

Own equity instruments

Own equity instruments are recorded as a deduction from equity. The original cost of acquisition, results from resale and other movements are reported as changes in equity. More detailed information is provided in Note 20 of the consolidated financial statements.

International Accounting Standards

The Group has adopted several new or revised International Accounting Standards effective as of 1 January 2000. Where necessary, the comparative figures have been re-classified or extended from the previously reported results to take into account any additional disclosure requirements. Those standards are:

- Property, plant and equipment and Impairment of assets;
- Provisions, contingent liabilities and contingent assets;
- Intangible assets;
- Business combinations;
- Events after the balance sheet date.

No significant adjustments were necessary as a result of implementing these standards, as the Group's accounting policies previously reflected the main principles in the new standards.

Revised and new standards for 2001

As of 1 January 2001, the accounting for most financial instruments held by the Group will be affected by the introduction of International Accounting Standard 39, Financial Instruments: Recognition and Measurement. The equity of the Group will be increased by the change of carrying values to fair values, particularly derivative financial instruments, in the amount of some twenty million Swiss francs.
This change will not affect the Group's future cash flows.

International Accounting Standards will continue to be developed and revised in the future. This will lead to further adaptations of the Group's accounting policies in the years to come.

3. Financial risk management

Financial risk management within the Group is governed by policies approved by senior management. These policies cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies also cover areas such as cash management, investment of excess funds and raising short- and long-term debt.

When deemed appropriate certain of the above risks are altered through the use of financial instruments. Group management believes that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations. Financial instruments are selectively used to create and optimise value. Group companies report details of the financial instruments outstanding and financial liquidity position to Group Treasury on a monthly basis.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs.

Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies income is generated primarily in the local currency. A significant amount of expenditures, especially for the purchase of goods for resale and interest on and repayment of loans are in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary by means of derivative financial instruments such as options and forward contracts. In addition, Group Treasury monitors total world-wide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation difference.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk.

Group companies manage their short-term interest rate risk locally. Furthermore, this is monitored by Group Treasury on a world-wide level.

Market risk

Changes in the market value of certain financial assets, liabilities and instruments can affect the net income or financial position of the Group. The risk of loss in value is reduced by a very careful review prior to investing, concentration of investments and continuous monitoring of the performance of investments and changes in their risk configuration.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Group.

Trade receivables are subject to a policy of active risk management which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and account monitoring procedures. Collateral is generally not required. There are no significant concentrations within trade receivables of counter-party credit risk due to the large number of customers that the Group deals with and their wide geographical spread. Country risk limits and exposures are continuously monitored. The exposure of other financial assets and liabilities to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, continuously reviewing credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies must have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, to approval at the Group level.

4. Transactions with Roche

In accordance with the spin-off agreement, Roche contributed some CHF 1,763 million to Givaudan. This was done in the form of re-assignment of assets consisting of cash and cancellation of balances due to Roche companies.

Sales to Roche are considered to be third party and are included in segment sales to third parties in Note 5 to the consolidated financial statements. Sales to the Roche Group amounted to CHF 33 million for the first six months 2000 (1999: CHF 82 million for the full year) and were realised in Switzerland.

Subsidiaries of Roche Holding Ltd incurred expenses amounting to less than CHF 1.5 million in both 2000 and 1999, on behalf of the Group up to 30 June 2000 (excluding those expenses under the terms of the spin-off agreement). These expenses are reflected at cost and included as Administration expenses. Interest expense on intercompany loans is recorded in Financial income (expenses), net, and amounted to CHF 26 million (1999: CHF 87 million).

Certain balances included in the 1999 comparative figures relate to transactions with Roche. The balance of CHF 611 million Accounts receivable-trade at 31 December 1999 includes some CHF 220 million due from Roche. Of the other long-term assets totalling CHF 174 million at the end of 1999, some CHF 52 million was due from Roche. Furthermore included in the CHF 406 million of Accounts payable-trade and others at 31 December 1999, was some CHF 239 million payable to Roche.

Further information on the transactions with Roche can be found in Notes 17 and 20.

5. Segment information

The Group's world-wide operations are organised into two operating divisions, Fragrances and Flavours. These divisions are the basis upon which the Group reports its primary segment information.

The secondary format is based on geographical segmentation. The business segments operate in five main geographical areas, namely Switzerland, other EAME (Other Europe, Africa and Middle East), USA and Canada, Latin America and Asia Pacific.

Business segments

		Fragrances		Flavours		Group	
in millions of Swiss francs	Note	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**
Segment sales		1,129	1,102	1,235	1,137	2,364	2,239
Less inter-divisional sales[a]		(6)	(7)	(2)	(1)	(8)	(8)
Segment sales to third parties	4	**1,123**	**1,095**	**1,233**	**1,136**	**2,356**	**2,231**
EBITDA[b]		**230**	**225**	**310**	**299**	**540**	**524**
as % of sales		*20.5%*	*20.6%*	*25.1%*	*26.3%*	*22.9%*	*23.5%*
Depreciation		(34)	(35)	(35)	(30)	(69)	(65)
Amortisation		-	-	(71)	(62)	(71)	(62)
Operating profit		**196**	**190**	**204**	**207**	**400**	**397**
as % of sales		*17.5%*	*17.4%*	*16.6%*	*18.2%*	*17.0%*	*17.8%*
Operating assets[c]		917	897	2,020	2,080	2,937	2,977
Unallocated assets[d]						1,177	752
Consolidated total assets						**4,114**	**3,729**
Operating liabilities[c]		(62)	(46)	(26)	(26)	(88)	(72)
Unallocated liabilities[d]						(1,344)	(2,926)
Consolidated total liabilities						**(1,432)**	**(2,998)**
Capital expenditures[e]		68	100	62	65	130	165
Number of employees		2,372	2,335	2,703	2,572	5,075	4,907

a) Transfer prices for inter-divisional sales are set on an arm's length basis.

*b) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

c) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

d) Unallocated assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, investments and debt.

e) Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.

Geographical segments

in millions of Swiss francs	Note	Segment sales [a] 2000	Segment sales [a] 1999	Segment net operating assets [b] 2000	Segment net operating assets [b] 1999	Capital expenditures [c] 2000	Capital expenditures [c] 1999
Switzerland		118	127	432	375	26	31
Other EAME		722	735	485	535	27	27
USA and Canada		815	757	1,491	1,527	41	91
Latin America		263	236	162	170	9	5
Asia Pacific		438	376	279	298	27	11
Total	4	**2,356**	**2,231**	**2,849**	**2,905**	**130**	**165**

a) Sales are shown by destination.

b) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

c) Capital expenditures include additions to property, plant and equipment and intangible assets, excluding acquisitions of subsidiaries.

6. Marketing, development and distribution expenses

Expenses for product development and research activities in 2000 amounted to CHF 186 million (1999: CHF 156 million) and are included in the income statement under marketing, development and distribution expenses.

7. Employee benefits

The following amounts related to employee remuneration and benefits are included in determining operating profit:

in millions of Swiss francs	**2000**	**1999**
Wages and salaries	433	399
Social security costs	55	51
Post-employment benefits: defined benefit plans	28	26
Post-employment benefits: defined contribution plans	8	9
Other employee benefits	35	27
Total employees' remuneration	**559**	**512**

At the year-end, the Group employed 5,075 people (1999: 4,907).

Post-employment benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to local regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. Other post-employment benefits consist primarily of post-retirement healthcare and life insurance schemes, principally in the USA. Plans are usually funded by payments from the Group and by employees to financially independent trusts. Where a plan is unfunded, a liability for the entire obligation is recorded in the Group's balance sheet.

Amounts recognised in the income statement for post-employment defined benefit plans consist of the following:

in millions of Swiss francs	**2000**	**1999**
Current service cost	29	23
Interest cost	50	45
Expected return on plan assets	(53)	(43)
Net actuarial (gains) losses recognised	2	-
Past service cost	-	1
Total included in employees' remuneration	**28**	**26**

The actual return on plan assets in 2000 was CHF 47 million (1999: CHF 71 million).

Movements during the year in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans were as follows:

in millions of Swiss francs	2000	1999
At 1 January		
- as previously reported	(84)	(59)
- effect of implementing the revised International Accounting Standard on Employee Benefits	-	(3)
- as restated	**(84)**	**(62)**
Total expenses included in employees' remuneration	(28)	(26)
Contributions paid	21	16
Benefits paid (unfunded plans)	7	3
Currency translation effects and others	(11)	(15)
At 31 December	**(95)**	**(84)**

The following amounts were recognised in the balance sheet for post-employment defined benefit plans:

in millions of Swiss francs	2000	1999
Unfunded plans		
Recognised liability for actuarial present value of unfunded obligations due to past and present employees	(87)	(79)
Funded plans		
Actuarial present value of funded obligations due to past and present employees	(900)	(795)
Plan assets held in trusts at fair value	899	824
Plan assets over (under) actuarial present value of funded obligations	(1)	29
Less		
- unrecognised actuarial (gains) losses	(7)	(40)
- unrecognised past service costs	-	6
Recognised asset (liability) for funded obligations due to past and present employees	(8)	(5)
Total unfunded and funded plans	**(95)**	**(84)**
Asset (liability) recognised		
Deficit recognised as liabilities for post-employment benefits	(119)	(98)
Surplus recognised as part of other long-term assets	24	14
Total net asset (liability) recognised	**(95)**	**(84)**

The above amounts include non-pension post-employment benefit schemes, principally post-retirement healthcare and life insurance, with an actuarial present value of obligations of CHF 51 million at year end (1999: CHF 49 million). The related net liability recognised was CHF 51 million (1999: CHF 48 million). Actuarial gains of CHF 7 million (1999: CHF 40 million) were unrecognised.
Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as non-current assets and non-current liabilities.

The Group operates defined benefit schemes in many countries for which the actuarial assumptions vary based on local economic and social conditions. The range of assumptions used in the actuarial valuations of the most significant defined benefit plans, in countries with stable currencies and interest rates, were as follows:

	2000	1999
Discount rates	5.0 to 8.0%	5.0 to 8.0%
Projected rates of remuneration growth	3.0 to 6.5%	3.0 to 6.5%
Expected rates of return on plan assets	5.5 to 9.0%	5.5 to 9.0%
Healthcare cost trend rate	6.0%	6.0%

Executive share option plan

During 2000, the Group established a share option plan to further the long-term interests of Group executives and members of the Board of Directors. Key executives are awarded a portion of their performance-related compensation in Givaudan call options which may be exercised or settled in cash. Participation in this plan is mandatory.

The executive share option plan was established with Givaudan registered shares as underlying securities. The maturity date is 30 September 2005 with a restricted period of 3 years. The strike price is set at CHF 560. The ratio is 100:1 (100 options entitle the holder to receive one share). The number of options outstanding at 31 December 2000 is 2,328,000. No options have been exercised in 2000.

For this plan, Givaudan has at its disposal conditional share capital up to an amount of CHF 1 million representing 100,000 registered shares with a par value of CHF 10 per share.

8. Financial income (expenses), net

in millions of Swiss francs	Note	2000	1999
Gains (losses) from marketable securities, net		(14)	-
Interest and dividend income		18	10
Interest expense	4	(67)	(108)
Exchange gains (losses), net		(13)	(11)
Other financial income (expenses), net		(22)	1
Total financial income (expenses), net		**(98)**	**(108)**

9. Income taxes

Amounts charged (credited) in the income statement are as follows:

in millions of Swiss francs	2000	1999
Current income taxes	84	56
Deferred income taxes	11	49
Total income tax expenses	**95**	**105**

Since the Group operates globally, it is liable for income taxes in many different tax jurisdictions.

The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates.

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

	2000	1999
Group's average expected tax rate	25%	25%
Tax effect of		
• Income not taxable	(3)%	-
• Benefit of prior year tax losses not previously recognised	-	1%
• Goodwill not deductible	6%	7%
• Other differences	3%	3%
Group's effective tax rate	**31%**	**36%**

Income tax assets and liabilities

Amounts recognised in the balance sheet related to income taxes are as follows:

Current income taxes

in millions of Swiss francs	**2000**	**1999**
Current income tax assets	24	30
Current income tax liabilities	(45)	(40)
Net current income tax asset (liability)	**(21)**	**(10)**

Deferred income taxes

in millions of Swiss francs	**2000**	**1999**
Deferred income tax assets	143	137
Deferred income tax liabilities	(25)	(20)
Net deferred income tax asset (liability)	**118**	**117**

Amounts recognised in the balance sheet for deferred taxes are reported as non-current assets and non-current liabilities, a portion of which is current and is charged or credited to the income statement in the current year.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has no material unrecognised tax losses.

Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the un-remitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested.

Deferred income tax assets and liabilities and the related deferred income tax charges are attributable to the following items:

in millions of Swiss francs - 2000	Property, plant & equipment and intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset at 1 January	52	4	61	117
Charged to the income statement	(7)	(3)	(1)	(11)
Currency translation effects	3	-	9	12
Net deferred income tax asset at 31 December	**48**	**1**	**69**	**118**

in millions of Swiss francs - 1999	Property, plant & equipment and intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset at 1 January	70	15	46	131
Adjustment from change in accounting policy – employee benefits	-	-	1	1
Charged to the income statement	(23)	(13)	(13)	(49)
Currency translation effects	5	2	27	34
Net deferred income tax asset at 31 December	**52**	**4**	**61**	**117**

10. Minority interest

Minority interest represents the interests of third-party shareholders in the net results of operations and the net assets of subsidiaries in China and Thailand which are not fully owned by Givaudan, either directly or indirectly.

11. Earnings per share

Earnings per share amounts shown are both basic and diluted. The diluted earnings per share are the same as the basic earnings per share as there are no dilutive potential options or dilutive potential ordinary shares. The weighted average number of shares is calculated based on the number of days that the shares were outstanding as a proportion of the total number of days in the year.

Basic and diluted earnings per share calculation

	2000	1999
Net income for the year (CHF million)	**206**	**182**
Weighted average number of shares outstanding		
Ordinary shares [a]	5,796,922	600,000
Treasury shares	(62,766)	-
	5,734,156	**600,000**
Earnings per share - basic and diluted (CHF)	**35.93**	**303.33**

a) Taking into account the share split of 4 April 2000 (Note 20).

12. Marketable securities

in millions of Swiss francs	**2000**	**1999**
Equity securities	213	-
Bonds and debentures	46	-
Money market instruments	179	-
Total marketable securities	**438**	**-**

At 31 December 2000 the fair value of marketable securities was CHF 438 million.

13. Accounts receivable - trade

in millions of Swiss francs	**2000**	**1999**
Accounts receivable	409	610
Notes receivable	17	20
Less: allowance for doubtful accounts	(18)	(19)
Total accounts receivable – trade	**408**	**611**

14. Inventories

in millions of Swiss francs	**2000**	**1999**
Raw materials and supplies	244	265
Work in process	21	21
Finished goods	184	206
Less: allowance for slow moving and obsolete inventories	(23)	(30)
Total inventories	**426**	**462**

15. Property, plant and equipment

in millions of Swiss francs - 2000	**Land**	**Buildings and land improvements**	**Machinery, equipment and vehicles**	**Construction in progress**	**Total**
Cost					
Balance at 1 January	46	589	896	112	1,643
Currency translation effects	(2)	(7)	(10)	3	(16)
Additions	10	10	35	75	130
Disposals	(1)	(2)	(18)	(2)	(23)
Transfers	8	75	40	(123)	-
Balance at 31 December	61	665	943	65	1,734
Accumulated depreciation					
Balance at 1 January	-	(206)	(501)	-	(707)
Currency translation effects	-	2	7	-	9
Depreciation	-	(14)	(55)	-	(69)
Disposals	-	-	16	-	16
Balance at 31 December	-	(218)	(533)	-	(751)
Net book value at 31 December	**61**	**447**	**410**	**65**	**983**

in millions of Swiss francs - 1999	**Land**	**Buildings and land improvements**	**Machinery, equipment and vehicles**	**Construction in progress**	**Total**
Cost					
Balance at 1 January	45	513	855	101	1,514
Currency translation effects	5	41	53	11	110
Additions	-	12	44	109	165
Disposals	(4)	(42)	(97)	(3)	(146)
Transfers	-	65	41	(106)	-
Balance at 31 December	46	589	896	112	1,643
Accumulated depreciation					
Balance at 1 January	-	(210)	(516)	-	(726)
Currency translation effects	-	(8)	(23)	-	(31)
Depreciation	-	(12)	(53)	-	(65)
Disposals	-	24	91	-	115
Balance at 31 December	-	(206)	(501)	-	(707)
Net book value at 31 December	**46**	**383**	**395**	**112**	**936**

Operating lease commitments

At year-end, the Group had commitments for the following future minimum payments under non-cancellable operating leases:

in millions of Swiss francs	**2000**	**1999**
Within one year	10	8
Within two to five years	17	10
Thereafter	33	3
Total minimum payments	**60**	**21**

The total rental for all operating leases was CHF 29 million (1999: CHF 30 million).

The Group has no significant capital commitments for the purchase or construction of property, plant and equipment.

16. Intangible assets

in millions of Swiss francs - 2000	**Goodwill**	**Patents, licenses, trademarks and other**	**Total**
Cost			
Balance at 1 January	1,368	65	1,433
Currency translation effects	6	-	6
Additions	10	-	10
Disposals	(7)	-	(7)
Balance at 31 December	1,377	65	1,442
Accumulated amortisation			
Balance at 1 January	(188)	(65)	(253)
Currency translation effects	2	-	2
Amortisation	(71)	-	(71)
Disposals	-	-	-
Balance at 31 December	(257)	(65)	(322)
Net book value at 31 December	**1,120**	**-**	**1,120**

in millions of Swiss francs - 1999	**Goodwill**	**Patents, licenses, trademarks and other**	**Total**
Cost			
Balance at 1 January	1,231	67	1,298
Currency translation effects	137	(2)	135
Balance at 31 December	1,368	65	1,433
Accumulated amortisation			
Balance at 1 January	(109)	(66)	(175)
Currency translation effects	(17)	(2)	(19)
Amortisation	(62)	-	(62)
Disposals	-	3	3
Balance at 31 December	(188)	(65)	(253)
Net book value at 31 December	**1,180**	**-**	**1,180**

At year-end, the Group has no significant capital commitments for the purchase of intangible assets.

17. Debt

in millions of Swiss francs – 2000	Short-term within one year	within two to three years	within four to five years	Thereafter	Total long-term	Total
Amounts due to banks and other financial institutions	492	45	-	-	45	537
Debt instrument	-	-	298	-	298	298
Total debt at 31 December	**492**	**45**	**298**	**-**	**343**	**835**

in millions of Swiss francs – 1999	Short-term within one year	within two to three years	within four to five years	Thereafter	Total long-term	Total
Amounts due to banks and other financial institutions	505	13	-	-	13	518
Amounts due to Roche companies	-	-	-	1,671	1,671	1,671
Capitalised lease obligations	-	1	-	-	1	1
Total debt at 31 December	**505**	**14**	**-**	**1,671**	**1,685**	**2,190**

Amounts due to Roche companies which were shown as long-term debt at 31 December 1999 were cancelled as part of the re-assignment of assets as disclosed in Note 4 to the consolidated financial statement.

At year-end, the fair value of long-term debt was CHF 0.3 billion (1999: CHF 1.7 billion).

On 29 December 2000, the Group issued a 4.25% bond 2000-2005 with a nominal value of CHF 300 million.

The weighted average effective interest rates at the balance sheet date were as follows:

	2000	1999
Amounts due to banks and other financial institutions	4.2%	3.6%
Debt instrument	4.3%	-
Amounts due to Roche companies	-	4.8%

18. Derivative financial instruments

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in the financial risk management section in Note 3 to the consolidated financial statements. The majority of the derivative financial instruments outstanding at year-end consisted of forward foreign currency contracts entered into by foreign affiliates for the purchase of currencies to settle liabilities within the Group.

The notional principal amounts of derivative financial instruments held by the Group which are shown in the table below do not represent the amounts actually exchanged by the parties and therefore are not a measure of the Group's exposure.

in millions of Swiss francs - 2000	**Notional principal amount**	**Fair value**
Foreign currency derivatives		
- forward foreign exchange contracts	662	21
- options	6	-
Interest rate derivatives		
- swaps	71	(4)
Other derivatives	270	(2)
Total derivative financial instruments	**1,009**	**15**

in millions of Swiss francs - 1999	**Notional principal amount**	**Fair value**
Foreign currency derivatives		
- forward foreign exchange contracts	271	(16)
- options	12	(1)
Interest rate derivatives		
- swaps	147	(10)
Total derivative financial instruments	**430**	**(27)**

19. Provisions

in millions of Swiss francs	Restructuring	Claims and litigation	Others	Total 2000	Total 1999
Balance at 1 January	21	20	6	47	62
Additional provisions	1	5	4	10	13
Unused amounts reversed	(5)	-	-	(5)	(3)
Utilised during the year	(8)	(8)	(4)	(20)	(29)
Currency translation effects	-	-	-	-	4
Balance at 31 December	**9**	**17**	**6**	**32**	**47**

Restructuring provisions

Restructuring provisions arise from re-organisations of the Group's operations and management structure.

Claims and litigation

These provisions are made in respect of legal claims brought against the Group and potential litigation. Related estimated legal fees are also included in these provisions.

Other provisions

These consist largely of provisions for environmental and similar matters.

20. Equity

At 31 December 1999, Givaudan SA was a fully owned subsidiary of the Roche Group. The authorised and called-up share capital was 6,000 bearer shares with a nominal value of CHF 1,000 each. On 4 April 2000, Roche as sole shareholder of Givaudan, approved a share split of these 6,000 bearer shares, resulting in a share capital of CHF 6,000,000 divided into 600,000 fully paid-up registered shares with a nominal value of CHF 10 each. On 9 May 2000, Roche, as sole shareholder of Givaudan, increased the share capital to CHF 86,256,270 divided into 8,625,627 fully paid-up registered shares with a nominal value of CHF 10 each. The Board of Directors is authorised until 9 May 2002 to increase the share capital of Givaudan SA up to a maximum aggregate amount of CHF 1,000,000 through the issuance of a maximum of 100,000 registered shares. Additionally, a conditional capital of a maximum aggregate amount of CHF 10,000,000 may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans.

Movements in own equity instruments are as follows:

	Number of registered shares	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2000	-	-	-	-	-
Purchases at cost	534,148	510.40	463.64	418.15	247
Sales proceeds	(242,889)	478.36	446.07	422.05	(108)
Balance at 31 December 2000	291,259	510.40	478.30	418.15	139

21. Contingent liabilities

From time to time and in varying degrees, Group operations and earnings continue to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates. The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

22. List of principal Group companies

The following are the principal companies of the Group. The companies are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan S.A. Givaudan Vernier S.A. Givaudan Dübendorf A.G. Givaudan Finance SA
Argentina	Givaudan Argentina S.A.
Australia	Givaudan Australia Pty Limited
Bermuda	Givaudan International Ltd FF Holdings (Bermuda) Ltd
Brazil	Givaudan do Brasil Ltda
Canada	Givaudan Canada Co
China	Shanghai Givaudan Ltd (85%)
Colombia	Givaudan Columbia SA
France	Givaudan France S.A.
Germany	Givaudan Deutschland GmbH
India	Givaudan (India) Ltd
Indonesia	P.T. Givaudan Indonesia
Italy	Givaudan Italia S.p.A.
Japan	Givaudan Japan K.K.
Mexico	Givaudan de Mexico S.A. de C.V.
Netherlands	Givaudan Nederland B.V.
New Zealand	Givaudan New Zealand Ltd
Singapore	Givaudan Singapore Pte Ltd
South Africa	Givaudan South Africa (Pty) Ltd
South Korea	Givaudan Korea Ltd
Spain	Givaudan Ibérica S.A.
Thailand	Givaudan (Thailand) Ltd (79%)
United Kingdom	Givaudan UK Ltd.
U.S.A.	Givaudan (United States) Inc. Givaudan Flavors Corporation Givaudan Fragrances Corporation
Venezuela	Givaudan Venezuela S.A.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Group Auditors
to the General Meeting of Givaudan SA
(previously Givaudan Roure (International) SA)
Vernier

As auditors of the Group, we have audited the Consolidated Financial Statements of the Givaudan Group on pages 33 to 62 for the year ended 31 December 2000. These Consolidated Financial Statements are the responsibility of the Board of Directors of Givaudan SA. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements of the Givaudan Group present fairly, in all material respects, the financial position at 31 December 2000, and the results of operations and the cash flows for the year then ended in accordance with the International Accounting Standards and comply with relevant Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R Reinertsen | Felix Roth

Geneva, 9 March 2001

Pro forma Condensed Consolidated Income Statement (unaudited)

Pro forma Condensed Consolidated Income Statement for the Year Ended 31 December (unaudited)

	Note	Actual		Pro forma	
in millions of Swiss francs, except per share data		**2000**	**Adjustments**	**2000**	**1999**
Sales		2,356	-	2,356	2,231
Cost of sales		(1,226)	-	(1,226)	(1,166)
Gross profit		**1,130**	**-**	**1,130**	**1,065**
as % of sales		*48.0%*	-	*48.0%*	*47.7%*
Marketing, development and distribution expenses		(538)	-	(538)	(486)
Administration expenses	2	(78)	(4)	(82)	(80)
Amortisation of intangible assets		(71)	-	(71)	(62)
Other operating income (expenses), net	3	(43)	31	(12)	(48)
Operating profit		**400**	**27**	**427**	**389**
as % of sales		*17.0%*	-	*18.1%*	*17.4%*
Financial income (expenses), net	4	(98)	49	(49)	(21)
Result before taxes		**302**	**76**	**378**	**368**
Income taxes	5	(95)	(17)	(112)	(134)
Result after taxes		**207**	**59**	**266**	**234**
Minority interest		(1)	-	(1)	-
Change in accounting policies		-	-	-	(2)
Net income		**206**	**59**	**265**	**232**
as % of sales		*8.7%*	-	*11.3%*	*10.4%*
Earnings per share – basic and diluted	6	**35.93**	**-**	**30.95**	**26.90**

Notes to the Pro forma Condensed Consolidated Income Statement (unaudited)

1. Pro forma information

Pro forma information is presented for illustrative purposes. The pro forma information shows what the significant effects on the income statement might have been had the spin-off from the Roche Group occurred on 1 January 1999. The pro forma information does not purport to represent what the Group's results of operations would actually have been. It has been prepared for illustrative purposes only and, because of its nature, cannot give a complete financial picture of the Group.

2. Administration expenses

The adjustment made between the actual and the pro forma administration expenses covers estimated additional ongoing costs of being a publicly held company, including shareholder relations costs, annual general meeting costs and shareholder communication costs.
This adjustment also includes the estimated cost for additional staff required for the performance of specific corporate functions previously performed by the Roche Group.
These expenses are included in administration expenses and amounted to CHF 4 million in 2000 (1999: CHF 8 million).

3. Other operating income (expenses), net

The adjustment to other operating income (expenses) serves to exclude one-time operating expenses related to the spin-off from the pro forma financial statement.

Costs related to the spin-off amounted to CHF 14 million for the Fragrance Division and CHF 17 million for the Flavour Division.

4. Financial income (expenses), net

The pro forma adjustment reflects the stamp duty cost of CHF 23 million, as well as the decrease in interest expense as a result of the elimination of short-term debt and balances due to Roche companies. Interest expense paid to Roche companies amounted to CHF 26 million in 2000 (1999: CHF 87 million).

5. Income taxes

The pro forma adjustment reflects the increase in income taxes related to the above adjustments at the statutory rate of the Group entity in which the related items are recorded.

6. Earnings per share

Earnings per share amounts shown are both basic and diluted. The diluted earnings per share are the same as the basic earnings per share as there are no dilutive potential options or dilutive potential ordinary shares.
The weighted average number of shares is calculated based on the number of days that the shares were outstanding as a proportion of the total number of days in the year.

Statutory Financial Statements of Givaudan SA (Group Holding Company)

Income Statement for the Year Ended 31 December

in millions of Swiss francs	**2000**	**1999**
Income from investments in Group companies	676	71
Royalties from Group companies	106	89
Interest income	6	6
Other income	27	13
Total income	**815**	**179**
Royalties to Group companies	(6)	(8)
Interest expense	(4)	(4)
Other expenses	(67)	(14)
Withholding taxes	(12)	(3)
Total expenses	**(89)**	**(29)**
Profit before taxes	**726**	**150**
Taxes	(4)	(15)
Net profit	**722**	**135**

Balance Sheet at 31 December

in millions of Swiss francs	2000	1999
Cash	98	38
Marketable securities	143	-
Accounts receivable from Group companies	16	-
Prepaid expenses and accrued income	2	3
Other accounts receivable	27	11
Current assets	**286**	**52**
Investments in Group companies	1,331	320
Loans to Group companies	300	183
Non-current assets	**1,631**	**503**
Total assets	**1,917**	**555**
Loans from banks	6	14
Accounts payable to Group companies	24	2
Other payables and accrued liabilities	18	35
Current liabilities	**48**	**51**
Loans from Group companies	2	142
Non-current liabilities	**2**	**142**
Total liabilities	**50**	**193**
Share capital	86	6
General legal reserve	3	3
Reserve for own equity instruments	132	-
Free reserve	762	191
Retained earnings		
Balance brought forward from previous year	162	27
Net profit of the year	722	135
Equity	**1,867**	**362**
Total liabilities and equity	**1,917**	**555**

Notes to the Financial Statements

1. General

The financial statements of Givaudan SA (formerly Givaudan Roure International SA), Vernier near Geneva in Switzerland, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

2. Valuation methods and translation of foreign currencies

Investments in and loans to Group companies are stated respectively at cost and nominal value less appropriate write-downs. Marketable securities are shown at the lower of cost or market value.

In the balance sheet, assets and liabilities are re-measured at year-end exchange rates with the exception of investments in Group companies which are valued at historical exchange rates. Foreign currency gains and losses are recorded in the income statement except for unrealised foreign currency gains which are deferred in balance sheet.

3. Guarantees

Guarantees issued in favour of Group companies amounted to CHF 312 million (1999: CHF 15 million).

4. Own equity instruments

	Number of registered shares	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2000	-	-	-	-	-
Purchases at cost	534,148	510.40	463.64	418.15	247
Sales and transfers at cost	(314,841)	478.36	465.66	422.05	(146)
Adjustment to fair value	-	-	-	-	(7)
Balance at 31 December 2000	**219,307**	**510.40**	**428.06**	**418.15**	**94**

Number of own shares not included therein held by companies controlled by Givaudan SA

31 December 1999	-	-	-	-	-
31 December 2000	71,952	427.50	427.50	427.50	31

5. Share capital

At 31 December 1999, Givaudan SA was a fully owned subsidiary of the Roche Group. The authorised and called-up share capital was 6,000 bearer shares with a nominal value of CHF 1,000 each. On 4 April 2000, Roche as sole shareholder of Givaudan, approved a share split of these 6,000 bearer shares, resulting in a share capital of CHF 6,000,000 divided into 600,000 fully paid-up registered shares with a nominal value of CHF 10 each. On 9 May 2000, Roche, as sole shareholder of Givaudan, increased the share capital to CHF 86,256,270 divided into 8,625,627 fully paid-up registered shares with a nominal value of CHF 10 each.

The Board of Directors is authorised until 9 May 2002 to increase the share capital up to a maximum aggregate amount of CHF 1,000,000 through the issuance of a maximum of 100,000 registered shares.
A conditional capital of a maximum aggregate amount of CHF 10,000,000 may be issued through a maximum of 1,000,000 registered shares.

According to the information available to the Board of Directors at 31 December 2000, there was no shareholder who held shares entitling them to more than 5% of the total voting rights.

6. Movements in free reserve

in millions of Swiss francs	**2000**	**1999**
Balance at 1 January	191	191
Contribution by Roche	703	-
Transfer to reserve for own equity instruments	(132)	-
Balance at 31 December	**762**	**191**

7. List of principal direct subsidiaries

The following are the principal direct subsidiaries of Givaudan SA, which are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan Vernier S.A.
	Givaudan Dübendorf A.G.
	Givaudan Finance SA
Argentina	Givaudan Argentina S.A.
Australia	Givaudan Australia Pty Limited
Brazil	Givaudan do Brasil Ltda
China	Shanghai Givaudan Ltd (85%)
Colombia	Givaudan Columbia SA
France	Givaudan France S.A.
Germany	Givaudan Deutschland GmbH
India	Givaudan (India) Ltd
Indonesia	P.T. Givaudan Indonesia
Italy	Givaudan Italia S.p.A.
Japan	Givaudan Japan K.K.
Mexico	Givaudan de Mexico S.A. de C.V.
Netherlands	Givaudan Nederland B.V.
New Zealand	Givaudan New Zealand Ltd
Singapore	Givaudan Singapore Pte Ltd
South Africa	Givaudan South Africa (Pty) Ltd
South Korea	Givaudan Korea Ltd
Spain	Givaudan Ibérica S.A.
Thailand	Givaudan (Thailand) Ltd (79%)
United Kingdom	Givaudan UK Ltd.
Venezuela	Givaudan Venezuela S.A.

Appropriation of Available Earnings of Givaudan SA

Proposal of the Board of Directors to the General Meeting of Shareholders

in Swiss francs	**2000**
Net profit of the year, mainly – CHF 594 million – from group refinancing transactions	721,646,564
Balance brought forward from previous year	162,205,531
Total available earnings	**883,852,095**
Transfer to general legal reserve	14,251,254
Distribution of an ordinary dividend of CHF 6.50 gross per share	56,066,576
Transfer to free reserve	594,000,000
Total appropriation of available earnings	**664,317,830**
Amount to be carried forward	**219,534,265**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Statutory Auditors
to the General Meeting of Givaudan SA
(previously Givaudan Roure (International) SA)
Vernier

As statutory auditors, we have audited the accounting records and the financial statements on pages 66 to 69 of Givaudan SA for the year ended 31 December 2000.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with relevant Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R Reinertsen Felix Roth

Geneva, 9 March 2001

To capture the scent of a very rare protected orchid - Nigritella nigra - we use our "headspace technology": a glass vessel encloses a flower, without damaging the plant. This precautionary measure largely prevents further dilution of the scent. The scented air around the flower - known as "headspace" - is drawn through an absorption. Later on, the trapped scent will be analysed in the laboratory, in order to identify all the various components of the scent.



Black Vanilla Orchid

All of us have had early experiences with natural scents associated with the place or region of our childhood. Here in Switzerland, it might have been the highly distinct spicy-floral fragrance of the very rare Black Vanilla Orchid that captivated you once and will stay forever in your olfactory mind. No wonder that such region-specific scents are used in so-called Ethno Fragrances.

Givaudan World-wide

Givaudan World-wide

ARGENTINA
Givaudan Argentina SA
San Lorenzo 4759
Esquina Ave Mitre
1605 Munro Prov. Buenos Aires

AUSTRALIA
Givaudan Australia Pty Ltd
9 Carolyn Street
P.O. Box 6125
Silverwater N.S.W 2128

BERMUDA
Givaudan International Ltd, Hamilton
FF Holdings (Bermuda) Ltd, Hamilton

BRAZIL
Givaudan do Brasil Ltda
Av. Engenheiro Billings, 2185 - Jaguaré
São Paulo - SP - CEP 05321-010
Caixa Postal: 66041

CANADA
Givaudan Canada Co.
2400 Matheson Boulevard, East
Mississauga, Ontario
L4W – 5G9

CHILE
Givaudan Chile Limitada
Luis Rodríguez Velasco 4717, oficina 212
Las Condes, Santiago

CHINA
Shanghai Givaudan Ltd
3/F, 1100 Long Dong Avenue
Zhang Jiang High-Tech Park
Pu Dong New Area
Shanghai 201203

Shanghai Givaudan Ltd
Guangzhou Representative Office
Rm 1108 Yi An Plaza
38 Jian She 6th Road
Guangzhou 510060

Shanghai Givaudan Ltd
Beijing Representative Office
Room 409, Beijing Kelun Building
12A Guanghua Road
Beijing 100020

Shanghai Givaudan Ltd
Chongqing Office
Room 1501 A, Metropolitan Mansion
68 Zourong Road, Central District
Chongqing 400010

Givaudan Hong Kong Ltd
17A, Lippo Leighton Tower
103-109 Leighton Road
Causeway Bay
Hong Kong

COLOMBIA
Givaudan Colombia SA
Carrera 99 No 46A 46
Bogota

CZECH REPUBLIC (and SLOVAKIA)
Givaudan CR, s.r.o
Klimentska 10
110 00 Praha 7

DENMARK
Givaudan Danmark ApS
Göngehusrej 280
2970 Hoersholm

FINLAND
Givaudan Dübendorf AG
Finland Representative Office
Kauppakartanonkatu 7 A 44
00930 Helsinki

FRANCE
Givaudan France SA
55, Voie des Bans, B.P. 24
95102 Argenteuil

Givaudan France SA
62, rue Paul Cazeneuve, B.P. 8236
69355 Lyon

GERMANY
Flavours
Givaudan Deutschland GmbH
Giselherstrasse 11
44319 Dortmund

Fragrances
Givaudan Deutschland GmbH
Flughafenstrasse 54
22335 Hamburg

GREAT BRITAIN
Flavours
Givaudan UK Ltd
Chippenham Drive
Kingston
Milton Keynes, MK10 OAE

Fragrances
Givaudan UK Ltd
Magna House
76-80 Church Street
Staines, Middx. TW18 4XR

HUNGARY
Givaudan Dübendorf AG
Hungary Commercial Representation Office
Karoly krt. 11
1075 Budapest

INDIA
Givaudan (India) Limited
13th Floor
Prestige Meridian 1
29 M. G. Road
Bangalore 560 001

Givaudan (India) Limited
Bonanza Bldg 401-410
Sahar Plaza Complex
A Wing, M.V. Road
Andheri East
Mumbai 400 059

INDONESIA
P.T. Givaudan Indonesia
S. Widjojo Centre 6th Floor
JL. Jendral Sudirman 71
Jakarta 12190

ITALY
Givaudan Italia S.p.A
Via XI Febbraio, 99
20090 Vimodrone, Milan

JAPAN
Givaudan Japan KK
3-23 Shimomeguro 2-chome
Meguro-ku
Tokyo 153-0064

MALAYSIA
Unit 742, Block A, Kelana Centre Point
No.3, Jalan SS 7/19, Kelana Jaya
47301 Petaling Jaya
Selangor

MEXICO
Flavours
Givaudan de Mexico SA de CV
Eje Norte-Sur N° 11, CIVAC
62500 Jiutepec, Morelos

Fragrances
Givaudan de Mexico SA de CV
Avenida Paseo de la Reforma No. 2620, piso
9 Edificio Reforma Plus Col. Lomas Atlas
11950, D.F.

NETHERLANDS
Givaudan Nederland B.V.
Nijverheidsweg 60
P.O. Box 414
3770 AK Barneveld

NEW ZEALAND
Givaudan New Zealand Ltd
Schofield House/1st Floor
15 Putney Way
Manukau City, Auckland

PERU
Av. Víctor Andrés Belaunde 147
Centro Empresarial Real.
Torre Real 6. Of . 203
San Isidro Lima 27

PHILIPPINES
Givaudan Pte Ltd
Philippines Regional Headquarters
3/F, Roche Building
2252 Don Chino Roces Avenue
1231 Makati City, Metro Manila

POLAND
Givaudan Polska Sp z.o.o
Ul Podchorazych 83 00-722 Warszawa

SAUDI ARABIA
Givaudan Office
Saudi Import Company (Banaja)
P.O.Box 42
Jeddah 21411

SINGAPORE
Givaudan Singapore Pte Ltd
1 Woodlands Avenue 8
Singapore 738972

SOUTH AFRICA
Givaudan South Africa (Pty) Ltd
P.O. Box 181
4, Brewery Street
Isando 1600

SOUTH KOREA
Givaudan Korea Ltd
10/F, Yusung Building
192-19, Nonhyun-Dong
Kangnam-Ku
Seoul 135-010

SPAIN
Givaudan Iberica SA
Pla d'en Batlle s/n,
08470 Sant Celoni, Barcelona

SWEDEN
Givaudan Nederlands B.V.
Swedish Branch
Hängpilsgatan 5
426 77 V Frölunda

SWITZERLAND
Givaudan SA
Chemin de la Parfumerie 5
1214 Vernier

Givaudan Dübendorf AG
Ueberlandstrasse 138
8600 Dübendorf

Givaudan Vernier SA
Chemin de la Parfumerie 5
1214 Vernier

TAIWAN
Givaudan Singapore Pte Ltd
Taiwan Branch
7/F N° 303, Sec. 4
Hsin Yi Road, Taipei

THAILAND
Givaudan (Thailand) Ltd
99 Berli Jucker House, 17/F
Soi Rubia, Sukhumvit 42 Rd
Bangkok 10110

TURKEY
Givaudan Aroma ve
Esans Sanayi ve Ticaret Ltd. Sti.
Ebulula Cad. Gul Sokak
Sitki Ciftci Blcklari A19 Daire : 6-7
Akatlar

Givaudan Aroma ve
Esans Sanayi ve Ticaret Ltd. Sti.
Büyükdere Cad No 181
80640 Levent - Istanbul

UNITED ARAB EMIRATES
Givaudan Vernier SA
(Dubai Branch)
Gulf Towers - 901
P.O. Box 33170 Dubai / UAE

UNITED STATES
Givaudan Flavors Corp.
Commercial Headquarters
1199 Edison Drive
Cincinnati, Ohio 45216

Flavours - Manufacturing Sites
1199 Edison Drive
Cincinnati, Ohio 45216

9500 Sam Neace Drive
Florence, KY 41042

Merry Lane
East Hanover, NJ 07936

4705 U.S. Highway 92 East
Lakeland, FL 33801-3255
Florida

231 Rock Industrial Drive
Bridgeton, Missouri 63044

Givaudan Fragrances Corp.
1775 Windsor Road
Teaneck, N.J. 07666

Fragrances - Manufacturing Site
International Trade Center
300 Waterloo Valley Road
Mount Olive, NJ 07828

Sales Offices
7762 Crystal Cove Pointe
Maineville, OH 45039

929 W. California Avenue
Mill Valley, CA 94941

225 Avenue I, Suite 202
Redondo Beach, CA 90277-5618

30 Quail Drive
Lake Forest, IL 60045

VENEZUELA
Givaudan Venezuela SA
4ta Av. Los Palos Grandes con Av. Fco. de Miranda
Torre Alcatel, piso 1, ofic C
Los Palos Grandes
Caracas 1060

VIETNAM
Givaudan Singapore Pte Ltd
Vietnam Representative Office
Fosco Building
Ho Chi Minh City

Financing / Services
Sales
Creation / Application
Production

Contacts

Givaudan SA
Chemin de la Parfumerie 5
CH - 1214 Vernier, Switzerland
T +41 22 780 91 11
F + 41 22 780 91 50
www.givaudan.com

Credits

Photography
Dr.h.c. Roman Kaiser
Research Director
Givaudan Dübendorf, Switzerland

Luca Carmagnola
Photographer
Grandvaux, Switzerland

Design and Typesetting
Latitude
Meyrin / Geneva, Switzerland

Photolithography
Burggraf Photolithos SA
Plan-les-Ouates / Geneva, Switzerland

Printing
Atar Roto Presse SA
Vernier / Geneva, Switzerland

The Givaudan annual report is published in English, German and French

Chlorine-free paper - Printed in Switzerland

Chocolate

More than 600 individual flavour components of cocoa and chocolate have been discovered to date. Yet, even knowing the complex composition of the volatile flavour sub-stances in chocolate is not sufficient to reproduce the "real" chocolate taste. There are non-volatile compounds that strongly influence the final profile of the flavour. In order to perfect the composition, Givaudan uses natural extracts of cocoa nibs, powder and shells.



... Flavours



Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com